As filed with the Securities and Exchange Commission on May 26, 2005

Registration No. 33-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WARREN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Maryland	11-3024080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

489 Fifth Avenue
32nd Floor
New York, NY 10017

(Address of Principal Executive Offices including Zip Code)

Warren Resources, Inc.

2001 Stock Incentive Plan

2001 Key Employee Stock Incentive Plan

2000 Equity Incentive Plan for Employees of Warren E&P, Inc.

(Full Title of the Plans)

David E. Fleming, Esq.

Senior Vice President, General Counsel and Secretary
489 Fifth Avenue
32nd Floor
New York, NY 10017

(Name and address of agent for service)

Telephone number, including area code, of agent for service (212) 697-9660

Copies to:
Alan L. Talesnick
Patton Boggs LLP
1660 Lincoln Street
Suite 1900
Denver, CO 80264
(303) 830-1776

CALCULATION OF REGISTRATION FEE

Title of Securities To be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee
Common Stock, par value $0.0001 per share (4)	3,343,706	$8.89	$29,725,546	$3,498.69
Common Stock(5)	186,056	$8.89	$1,654,038	$194.68
Common Stock(6)	3,445,238	$8.89	$30,628,165	$3,604.93
Total(7)	6,975,000	$8.89	$62,007,749	$7,298.30

(1)               Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of additional shares that may become issuable pursuant to the anti-dilution adjustment provisions of the plans.

(2)               Pursuant to Rule 457(c) and (h), and solely for the purpose of calculating the applicable registration fee, the proposed maximum offering price per share for the common stock to be registered hereunder has been calculated based on the average of the high and low sales prices of Warren Resources, Inc.’s common stock on May 24, 2005 of $8.89, as quoted on the Nasdaq National Market System.

(3)               Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(h).

(4)               Represents shares underlying outstanding options granted under the 2001 Stock Incentive Plan, the 2001 Key Employee Stock Incentive Plan and the 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. Of the amount of shares being registered for potential issuance upon exercise of outstanding stock options, 2,312,285 shares are contractually restricted from sale until June 20, 2005.

(5)               Represents restricted shares previously issued upon exercise of options granted under the 2001 Stock Incentive Plan, of which 167,252 shares are contractually restricted from sale until June 20, 2005.

(6)               Represents shares available for future grants under the 2001 Stock Incentive Plan, the 2001 Key Employee Stock Incentive Plan and the 2000 Equity Incentive Plan for Employees of Warren E&P, Inc.

(7)               Represents total shares underlying options granted, and available for grant, of 2,500,000 under the 2001 Stock Incentive Plan, 2,500,000 under the 2001 Key Employee Stock Incentive Plan and 1,975,000 under the 2000 Equity Incentive Plan for Employees of Warren E&P, Inc.

EXPLANATORY NOTE

This registration statement on Form S-8 (this “Registration Statement”) of Warren Resources, Inc. is prepared in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register up to  6,975,000 shares of its common stock, par value $0.0001 per share, which includes the registration for reoffer and resale on a continuous or delayed basis in the future of up to 2,322,285 shares that may be issued upon exercise of outstanding stock options held by our directors, executive officers and certain employees and 186,056 shares previously issued upon exercise of options granted pursuant to the Company’s 2001 Stock Incentive Plan, 2001 Key Employee Stock Incentive Plan and 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (collectively, the “Plans”) .. Prior to the filing of this Registration Statement, those 186,056 shares held by Selling Stockholders were deemed to be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act.

The materials that follow Part I of this Registration Statement up to Part II of this Registration Statement constitute the reoffer prospectus, prepared in accordance with the requirements of Part I of Form S-3, in accordance with General Instruction C of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The documents containing the information required by Part I of this Registration Statement will be sent or given to our employees, officers and directors, as specified by Rule 428(b)(1) under the Securities Act. Those documents do not need to be filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirement of Section 10(a) of the Securities Act (the “Section 10(a) Prospectus”).

Item 2. Registrant Information and Employee Plan Annual Information.

All Information required by Part I, which is contained in the Section 10(a) Prospectus referenced in Item 1 of this Part I, is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act.

REOFFER PROSPECTUS

2,508,341 Shares

Warren Resources, Inc.

Common Stock

This reoffer prospectus relates to 2,508,341 shares of our common stock, par value $0.0001 per share, consisting of 186,056 outstanding restricted shares and 2,322,285 shares issuable upon exercise of currently outstanding options, which may be offered for sale from time to time by certain stockholders (“Selling Stockholders”), as described under the caption “Selling Stockholders.”  These stockholders are our directors, officers and certain employees. The Selling Stockholders acquired, or will acquire upon exercise of outstanding options, the common stock pursuant to grants under our 2001 Stock Incentive Plan, the 2001 Key Employee Stock Incentive Plan and the 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (collectively, the “Plans”). These stockholders may resell all, a portion, or none of the shares of common stock from time to time.  Of the amount of restricted shares being registered and shares being registered for potential issuance upon exercise of outstanding stock options, 2,459,035 shares are contractually restricted from sale until June 20, 2005.

Shares acquired pursuant to the Plans prior to the effective date of a registration statement covering securities issued under the Plans are “restricted securities” pursuant to Rule 144, whether or not held by affiliates of the Company.  This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction.  Each stockholder that sells shares of our common stock pursuant to this reoffer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company’s shares of common stock are currently traded on the Nasdaq Stock Market, Inc. (“Nasdaq”) under the symbol “WRES.” On May 24, 2005 the closing sale price of the common stock was $8.89.

The shares may be offered by the Selling Stockholders from time to time through or to brokers in the over-the-counter market or otherwise at prices acceptable to the Selling Stockholders. Except for the aggregate exercise price of the options exercised by the Selling Stockholders, we will not receive any of the proceeds from the sale of the common stock being offered by this reoffer prospectus. All expenses of registration incurred in connection with the offering being made by this reoffer prospectus are being borne by us, but any brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by such Selling Stockholder

An investment in these securities involves a high degree of risk. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is May 26, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, under those requirements we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  We also make available on our web site (www.warrenresources.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K, as soon as practical after we file these reports with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.  Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov.  You may obtain a copy of any of these documents at no cost, by writing or telephoning us at the following address:

Warren Resources, Inc.

489 Fifth Avenue,

32nd Floor,

New York, NY 10017

Attention: Corporate Secretary

Phone: (212) 697-9660

This prospectus is a part of a Registration Statement on Form S-8 (together with all amendments and exhibits referred to as the Registration Statement) filed by the Company with the SEC under the Securities Act. This prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the common stock offered. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document as filed. Each such statement is qualified in its entirety by such reference.

You should only rely on the information included or incorporated by reference in this reoffer prospectus or any supplement.  We have not authorized anyone else to provide you with different information.  The common stock is not being offered in any state where the offer is not permitted.  You should not assume that the information in this reoffer prospectus or any supplement is accurate as of any date other than the date on the front of this reoffer prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act, which means that we disclose important information to you by referring to another document filed separately with the SEC.  The information contained in the documents we are incorporating by reference is considered to be a part of this prospectus, and the information that we later file with the SEC will automatically update and supercede the information contained or incorporated by reference in this prospectus.  Accordingly, we incorporate by reference:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 17, 2005;

•                  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 12, 2005;

•                  The description of our common stock contained in our registration statement on Form 10 (File No. 000-33275) filed with the SEC pursuant to Section 12(g) of the Exchange Act on October 26, 2001, as amended; and

•                  All our other reports and other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

You may request a copy of these filings, at no cost, by writing to Warren Resources, Inc., 489 Fifth Avenue, 32nd Floor, New York, NY 10017, attention: Corporate Secretary, or by calling (212) 697-9660.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not historical are “forward-looking statements,” as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve a number of risks and uncertainties.

These forward-looking statements include, among others, the following:

•                  our growth strategies;

•                  our reserve estimates;

•                  our ability to successfully and economically explore for and develop oil and gas resources;

•                  anticipated trends in our business;

•                  our future results of operations;

•                  our liquidity and ability to finance our exploration and development activities;

•                  market conditions in the oil and gas industry;

•                  our ability to make and integrate acquisitions; and

•                  the impact of environmental and other governmental regulation.

These statements may be found under “Summary”, “Risk Factors”, and other sections of this prospectus. Forward-looking statements are typically identified by use of terms such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target” or “continue”, the negative of such terms or other comparable terminology, although some forward-looking statements may be expressed differently.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in or incorporated by reference into this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to a number of factors, including:

•                  the failure to obtain sufficient capital resources to fund our operations;

•                  an inability to replace our reserves through exploration and development activities;

•                  unsuccessful drilling activities;

•                  a decline in oil or natural gas production or oil or natural gas prices;

•                  incorrect estimates of required capital expenditures;

•                  increases in the cost of drilling, completion and gas gathering or other costs of production and operations;

•                  impact of environmental and other governmental regulation;

•                  hazardous and risky drilling operations; and

•                  an inability to meet growth projections.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus. Consequently, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” section, and the documents and information incorporated by reference into this prospectus.

This reoffer prospectus relates to 2,508,341 shares of our common stock, consisting of 186,056 outstanding restricted shares and 2,322,285 shares issuable upon exercise of currently outstanding options, which may be offered for sale from time to time by the Selling Stockholders identified in this prospectus. It is anticipated that the Selling Stockholders will offer shares for sale at prevailing market prices on the Nasdaq Stock Market on the date of sale. We will not receive any proceeds from these sales. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the Selling Stockholders will be borne by that stockholder.

Warren Resources

We are a growing independent energy company engaged in the exploration and development of domestic onshore natural gas and oil reserves. We focus our efforts primarily on the exploration and development of coalbed methane, or CBM, properties located in the Rocky Mountain region and on our waterflood oil recovery program in the Wilmington Townlot Unit, or Wilmington unit, in the Wilmington field within the Los Angeles Basin of California.

As of March 31, 2005, we owned natural gas and oil leasehold interests in approximately 267,234 gross (147,984 net) acres, 94% of which are undeveloped. Substantially all our undeveloped acreage is located in the Rocky Mountains and the Wilmington Unit in California. We have identified approximately 1,064 drilling locations on our acreage in the Rocky Mountains, primarily on 80-acre and 160-acre well spacing. Additionally, we have identified approximately 150 drilling locations in the Terminal oil zone in the Wilmington Unit.

As of December 31, 2004, we had estimated net proved reserves of 103.6 Bcfe, with a PV-10 value of $242.3 million, based on the reserve report prepared by Williamson Petroleum Consultants. These estimated net proved reserves are located on approximately 6% of our net acreage. Based on our preliminary results to date, we believe that a substantial amount of our remaining undeveloped CBM acreage in the Washakie Basin in the Rocky Mountain Region has commercial potential.

On January 31, 2005, effective as of January 1, 2005, we acquired for $14.8 million all right, title, and interest of Magness Petroleum in the Wilmington Townlot Unit located in the Los Angeles Basin in California. As a result of the acquisition, our Wilmington holdings increased to an approximate 98.5% working interest. We were also appointed operator of record for this unitized oil field. The acquisition increased our year-end 2004 proforma estimated net proved reserves, adjusted as if the acquisition had occurred on December 31, 2004,  to 128.9 Bcfe with a PV-10 value of $306.9 million. We plan to commence drilling seven spot water flood patterns in the Terminal oil zone on or about June 1, 2005 and the UP/Ford oil zone on or about September 1, 2005.

As of December 31, 2004, we had interests in 203 gross (80.3 net) producing wells and are the operator of record for 54% of these wells. Through our joint venture agreements, we actively participate in operating activities for most of the wells for which we are not operator of record. On December 31, 2004, total daily production from these wells was 16.7 MMcfe/d gross (4.6 MMcfe/d net). For 2005, we have a total capital expenditure budget of approximately $37.6 million to participate in the drilling of 100 gross (55.9 net) wells.

In connection with our initial public offering, our common stock commenced trading on the Nasdaq National Market on December 17, 2004 under the trading symbol “WRES”. On May 24, 2005, the last sale price on the Nasdaq Stock Market was $8.89 per share of common stock.

Risk Factors

An investment in the common stock offered in this prospectus involves a high degree of risk. See “Risk Factors.”

Our Corporate Information

Our company was originally founded in 1990 and is incorporated in Maryland. Our principal executive offices are located at 489 Fifth Avenue, 32nd Floor, New York, NY 10017, and our telephone number at that address is (212) 697-9660. Our website address is www.warrenresources.com. The information found on our website is not a part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in or incorporated by reference into this prospectus, before deciding to invest in our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate.

This prospectus contains estimates of our proved natural gas and oil reserves and the estimated future net revenues from these reserves. These estimates are based upon various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, ownership and title, taxes and the availability of funds. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Further, the potential for future reserve revisions, either upward or downward, is significantly greater than normal because most of our reserves are undeveloped.

Actual natural gas and oil prices, future production, revenues, operating expenses, taxes, development expenditures and quantities of recoverable natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of future net revenues set forth in this prospectus. A reduction in natural gas and oil prices, for example, would reduce the value of proved reserves and reduce the amount of natural gas and oil that could be economically produced, thereby reducing the quantity of reserves. We may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas prices and other factors, many of which are beyond our control.

As of December 31, 2004, approximately 90% of our estimated net proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards.  However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated. We may not have or be able to obtain the capital we need to develop these proved reserves.

You should not assume that the present value of future net revenues referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any change in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of our natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor, nor does it reflect discount factors used in the marketplace for the purchase and sale of oil and gas properties. Conditions in the oil and gas industry and oil and gas prices will affect whether the 10% discount factor accurately reflects the market value of our estimated reserves.

Failure to obtain the necessary financing and environmental approvals could prevent us from developing the Washakie Basin properties in which we own interests.

Our future growth plans rely heavily on establishing significant production and reserves in the Washakie Basin. However, an inability to provide or obtain financing at acceptable rates could prevent us from developing the Washakie Basin. Furthermore, environmental restrictions in this area could prevent us from developing this acreage as planned. The U.S. Bureau of Land Management, or BLM, has begun preparation of an environmental impact statement, or EIS, which involves a series of scientific studies, surveys and public hearings and formulation of a plan for drilling and production in the Washakie Basin that will, without limitation, establish the number of wells that may be drilled in the Atlantic Rim and the timing and location of those wells. The EIS is currently expected to be completed before the beginning of the drilling season in 2006, although this projected completion date may be extended. Our prior drilling in this basin, along with our projected drilling through 2005, is being conducted under an interim drilling policy of the BLM, under which up to a total of 200 wells can be drilled in this basin, 165 of which have been allocated to us and our drilling partners. If public opposition to continued drilling in this basin or other regulatory complications occur, the EIS may not be completed before the beginning of the drilling season in 2006, or could cause the BLM to condition, severely restrict or prohibit drilling on a more permanent basis. Legal challenges to the EIS could also materially affect the timing and ultimate environmental restrictions that are imposed on our drilling and production operations. Any or all of these contingencies could delay or halt our drilling activities or the construction of ancillary facilities necessary for production, which would prevent us from developing our property interests in the Washakie Basin as planned. We cannot predict the timing or outcome of the EIS. Conditions, delays or restrictions imposed on the drilling or the management of groundwater produced during drilling could severely limit our operations there or make them uneconomical. Any unfavorable developments in the Washakie Basin could impede our growth, as we intend to undertake significant activity in order to increase our production and reserves in this area.

Our substantial contingent obligations to repurchase 10% of our outstanding bonds and debentures annually and to repurchase drilling program interests could strain our financial resources.

As of March 31, 2005, we had $30.7 million of outstanding bonds and debentures. On April 29, 2005, we called for redemption on June 29, 2005, all of the 2010 sinking fund convertible bonds, with an outstanding balance at March 31, 2005, of $13.0 million. Upon completion of the 2010 bond redemption, holders of our remaining $17.7 million of bonds and debentures are entitled each year to tender up to 10% of the original aggregate face amount of each series of debentures for repurchase by us at their face amount, or $1.8 million in 2005 and $1.6 million in 2006.

In addition, under the terms of 13 of our drilling programs formed before 1998, to the extent that the drilling programs and other program investors elect not to purchase a withdrawing partner’s interest, the minority interest investors have the right to require us to repurchase their interests in each program for a formula price. This right is effective either seven years from the date of a partnership’s formation, or between the 15th and 25th anniversary of their formation. As of March 31, 2005, we have potential program repurchase obligations which mature on June 30, 2005, of approximately $2.5 million and program repurchase obligations which mature on and after December 2009 of approximately $0.8 million. At December 31, 2004, a portion of our repurchase obligation was secured by U.S. treasury bonds with a market value of $0.9 million held by an independent trustee.

Depending upon the amount of cash distributions to investors in our programs prior to the repurchase obligation dates and the number of investors who tender their interests for repurchase as their tender rights become available, a significant amount of funds may be required for these repurchases. These repurchase obligations could put a strain upon our financial resources and otherwise adversely affect our ability to execute our business plan. Any payment made under this obligation would be recorded as a reduction to minority interest as shown on our balance sheet.

Under the terms of our seven drilling programs formed between 1998 and 2001 investors have the right to require us to repurchase their interests in each program seven to 25 years from the date of a partnership’s formation, to the extent that the drilling programs and other program investors elect not to purchase the investor’s interest. The price of our repurchase is fixed by the drilling program agreement to be the lower of the PV-10 value of the assets of the program and a formula based on the amount of the investor’s cash investment reduced by the amount of any cash distributions received. As of March 31, 2005, based on the December 31, 2004 reserve reports of the respective drilling programs, the aggregate PV-10 value of the assets in these programs was $19.0 million. Because this amount is less than the formula price of $93.7 million as of March 31, 2005, the PV-10 of $19.0 million is our maximum repurchase obligation as of March 31, 2005. This PV-10 amount may increase when we drill the remaining 7 net wells or place the remaining 37 previously drilled net wells on production on behalf of these seven drilling programs.

Based on the formula price as of March 31, 2005, if in the future the drilling program PV-10 value were to exceed $93.7 million, then our maximum obligation would be the formula price of $93.7 million, consisting of obligations of $79.9 million between March 31, 2005 and December 31, 2008, $12.6 million between January 1, 2009 and December 31, 2010 and $1.2 million thereafter.

We face significantly increasing water disposal costs in our CBM drilling operations.

The Wyoming Department of Environmental Quality, or Wyoming DEQ, has restrictive regulations applying to the surface disposal of water produced from our CBM drilling operations. We typically obtain Clean Water Act, Safe Drinking Water Act and analogous state and local permits to use surface discharge methods, such as settling ponds, to dispose of water when the groundwater produced from the coal seams will not exceed surface discharge permit limitations. Surface disposal options have volumetric limitations and require an extensive third-party water sampling and laboratory analysis program to ensure compliance with state permit standards. Alternative methods to surface disposal of water are more expensive. These alternatives include installing and operating treatment facilities or drilling disposal wells to re-inject the produced water into the underground rock formations adjacent to the coal seams or lower sandstone horizons. Injection wells are regulated by the Wyoming DEQ and the Wyoming Oil & Gas Conservation Commission, and permits to drill these wells are obtained from these agencies. Based on our experience with CBM production in the Powder River Basin, we believe that permits for surface discharge of produced water in that basin, as well as the Washakie Basin, will become more difficult to obtain. In Wyoming, our produced water is currently injected at six wells, and we have obtained permits to drill six more of these underground injection wells. We expect the costs to dispose of produced water to increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Operational impediments may hinder our access to natural gas and oil markets or delay our production.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. This dependence is heightened in our CBM operations where this infrastructure is less developed than in our traditional oil and gas operations. For example, there is limited pipeline capacity in the southern portion of the Washakie Basin. Therefore, if drilling results are positive in the entire length of the Washakie Basin, a new pipeline would need to be built at a cost of approximately $25 million, our portion of which would be approximately $12.5 million.

We deliver natural gas and oil through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market natural gas and oil is affected and also may be harmed by:

•                  the lack of pipeline transmission facilities or carrying capacity;

•                  federal and state regulation of natural gas and oil production; and

•                  federal and state transportation, tax and energy policies.

We recently entered into an agreement with Anadarko to jointly construct compression facilities and a pipeline in the Washakie Basin. Any significant change in our arrangement with Anadarko or other market factors affecting our overall infrastructure facilities could adversely impact our ability to deliver the natural gas we produce to market in an efficient manner, or its price. In some cases, we may be required to shut-in wells, at least temporarily, for lack of a market or because of the inadequacy or unavailability of transportation facilities. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

As of March 31, 2005, our long-term debt and liabilities were $34.5 million, substantially all of which consists of debentures we have issued from time to time with due dates ranging from December 31, 2010 through December 31, 2022. At March 31, 2005, the ratio of our debt to equity was 0.2 to 1.0, and the ratio of our debt to total assets was 0.2 to 1.0. We are required to make sinking fund payments on $11.3 million principal amount of our outstanding debentures, with respect to which we have deposited U.S. treasury bonds with a principal amount of $4.1 million as of March 31, 2005, with estimated sinking fund payments required of $0.4 million by the end of 2005 and $0.4 million by the end of 2006. We are also contingently obligated to repurchase 10% of our outstanding bonds annually. We may not have sufficient funds to make repayments or sinking fund payments throughout all future maturities.

Our level of debt affects our operations in several important ways, including the following:

•                  A large portion of our net cash flow from operations has and will continue to be used to pay interest on borrowings;

•                  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

•                  our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

We may incur additional debt in order to fund our exploration and development activities, which would continue to reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operations.

We may incur additional debt in order to make future acquisitions or develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt or pay our debt at maturity. In addition, if we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance the debt or repay the debt with the proceeds of an equity offering. We may be unable to sell public debt or equity securities or do so on acceptable terms to pay or refinance the debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our market value and operations performance at the time of the offering or other financing. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

We have substantial capital requirements that, if not met, may hinder our growth and operations.

Our future growth depends on our ability to make large capital expenditures for the exploration and development of our natural gas and oil properties and to acquire additional properties. We have projected these capital expenditures to be approximately $37.6 million in 2005. Historically, we have financed our capital expenditures primarily through drilling programs that participated in the exploration, drilling and development of the projects, and to a lesser extent through debt and equity financing. In the future, we intend to finance these capital expenditures through the proceeds from our initial public offering and from cash flows from operations or a combination of these methods. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•                  the success of our CBM projects in the Washakie Basin and our secondary oil recovery projects in our Wilmington unit in California;

•                  our success in locating and producing new reserves;

•                  the level of production from existing wells; and

•                  prices of natural gas and oil.

Additional financing sources may be required in the future to fund our developmental and exploratory drilling. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Additional debt financing could lead to:

•                  a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

•                  our being more vulnerable to competitive pressures and economic downturns; and

•                  restrictions on our operations.

Financing may not be available in the future under existing or new financing arrangements, or we may not be able to obtain necessary financing on acceptable terms, if at all. If sufficient capital resources are not available, we may be forced to curtail our drilling, acquisition and other activities or be forced to sell some of our assets on an untimely or unfavorable basis, which would have an adverse affect on our business, financial condition and results of operations.

We have incurred losses from operations in the past and cannot guarantee profitability in the future.

At March 31, 2005, we had an accumulated deficit of $79.4 million and total stockholders’ equity of $155.8 million. We have recognized annual net losses in each year since 2000. We may not achieve or sustain profitability or positive cash flows from operating activities in the future.

Properties that we buy may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses.

One of our growth strategies is to pursue selective acquisitions of natural gas and oil reserves. We perform a review of the target properties that we believe is consistent with industry practices. However, these reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and we often assume environmental and other risks and liabilities in connection with the acquired properties.

Our operations in Wyoming could be adversely affected by abnormally poor weather conditions.

Our operations in Wyoming are conducted in areas subject to extreme weather conditions and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow and wet conditions. Unusually severe weather could further curtail these operations, including drilling of new wells or production from existing wells, and depending on the severity of the weather, could have a material adverse effect on our business, financial condition and results of operations.

As general partner of limited partnerships and co-venturer in joint ventures, we are liable for various obligations of those partnerships and joint ventures.

We currently serve as the managing general partner of nine limited partnerships and participate in four joint ventures as a result of our sponsorship of drilling programs. As general partner or co-venturer, we are contingently liable for the obligations of the partnerships or joint ventures, as applicable, including responsibility for their day-to-day operations and liabilities which cannot be repaid from partnership or venture assets, insurance proceeds or indemnification by others. In the future, we might be exposed to litigation in connection with partnership or joint venture activities, including without limitation securities or tax liabilities, or find it necessary to advance funds on behalf of certain partnerships or joint ventures to protect the value of the natural gas and oil properties by drilling wells to produce undeveloped reserves or to pay lease operating expenses in excess of production. These activities may have a material adverse effect on our business, financial condition and results of operations.

Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest, which may not be resolved in our best interests or the best interests of our stockholders.

Our role as general partner of limited partnerships and co-venturer in joint ventures may result in conflicts of interest between the interests of those entities and our stockholders. For example, we have outstanding contractual obligations and plan to continue drilling natural gas and oil wells for the various drilling programs we have sponsored. The allocation of those wells to the drilling programs may give rise to a conflict of interest between our interests and the interests of the partners or co-venturers in our drilling programs. Any resolution of these conflicts may not always be in our best interests.

The loss of our chief executive officer or other key management and technical personnel or our inability to attract and retain experienced technical personnel could adversely affect our ability to operate.

We depend to a large extent on the efforts and continued employment of Norman F. Swanton, our chief executive officer and chairman, Timothy A. Larkin, our executive vice president and chief financial officer, and Kenneth A. Gobble, our senior vice president of exploration and production, and other key management and technical personnel. The loss of the services of Messrs. Swanton, Larkin, Gobble or other key management and technical personnel could adversely affect our business operations. We maintain key person life insurance on Messrs. Swanton, Larkin and Gobble but not on other key management and technical personnel.

The success of our development, exploration and production activities depends, in part, on our ability to attract and retain experienced petroleum engineers, geologists and other key personnel. From time to time, competition for experienced engineers and geologists is intense. If we cannot retain these personnel or attract additional experienced personnel, our ability to compete in the geographic regions in which we conduct our operations could be harmed.

We do not insure against all potential operating risks. We may incur substantial losses and be subject to substantial liability claims as a result of our natural gas and oil operations.

We are not insured against all risks. We ordinarily maintain insurance against various losses and liabilities arising from our operations in accordance with customary industry practices and in amounts that management believe to be prudent. Our natural gas and oil exploration and production activities are subject to hazards and risks associated with drilling for, producing and transporting natural gas and oil, and any of these risks can cause substantial losses resulting from:

•                  environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•                  abnormally pressured formations;

•                  mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•                  fires and explosions;

•                  personal injuries and death;

•                  regulatory investigations and penalties; and

•                  natural disasters.

Any of these risks could have a material adverse effect on our ability to conduct operations or result in substantial losses to us. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could have a material adverse effect on our business, financial condition and results of operations.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in natural gas and oil properties. We do not operate all of the properties in which we have an interest and in many cases we do not have the ability to remove the operator in the event of poor performance. As a result, we have a limited ability to exercise influence over normal operating procedures, expenditures or future development of underlying properties and their associated costs. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our revenues and production. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our and the operator’s control, including:

•                  timing and amount of capital expenditures;

•                  expertise and financial resources;

•                  inclusion of other participants in drilling wells; and

•                  Use of technology.

Defects in the title to any of our natural gas and oil interests could result in the loss of some of our natural gas and oil properties or portions thereof or liability for losses resulting from defects in the assignment of leasehold rights.

We obtain interests in natural gas and oil properties with varying degrees of warranty of title such as general, special, quitclaim or without any warranty. We acquired approximately one-half our interest in the Wilmington unit from Magness Petroleum in 1999 and the remainder of our interest in January of 2005 in connection with the closing of our purchase and sale transaction with Magness Petroleum. Magness Petroleum had acquired its interests from a third party that in turn had acquired its interest from Exxon Corporation with no warranty of title. Exxon had owned the Wilmington unit for over 25 years before its sale in 1997. We have acquired no title opinion as to the interests we own in that field, which may ultimately prove to be less than the interests we believe we own. Losses in this field may result from title defects or from ownership of a lesser interest than we assume we acquired or from the assignment of leasehold rights by us to our drilling programs. In other instances, title opinions may not be obtained if in our discretion it would be uneconomical or impractical to do so. This increases the possible risk of loss and could result in total loss of properties purchased. Furthermore, in certain instances we may determine to purchase properties even though certain technical title defects exist if we believe it to be an acceptable risk under the circumstances.

Risks Relating to the Oil and Gas Industry

A substantial or extended decline in natural gas and oil prices may adversely affect our ability to meet our capital expenditure obligations and financial commitments.

Our revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, natural gas and oil. Declines in the prices of, or demand for, natural gas and oil may adversely affect our financial condition, liquidity, ability to finance planned capital expenditures, and results of operations. Lower natural gas and oil prices may also reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices have been volatile, and they are likely to continue to be volatile in the future. A decrease in natural gas or oil prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If natural gas or oil prices decline significantly for extended periods of time in the future, we might not be able to generate enough cash flow from operations to meet our obligations and make planned capital expenditures. Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control.

Among the factors that cause this fluctuation are:

•                  changes in domestic and global supply and demand for natural gas and oil;

•                  levels of production and other activities of the Organization of Petroleum Exporting Countries and other natural gas and oil producing nations;

•                  market expectations about future prices;

•                  the level of global natural gas and oil exploration, production activity and inventories;

•                  political conditions, including embargoes, in or affecting other oil producing activity; and

•                  the price and availability of alternative fuels.

Lower natural gas and oil prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of natural gas and oil we can produce economically. A substantial or extended decline in natural gas and oil prices may have a material adverse effect on our business, financial condition and results of operations.

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends largely on the success of our exploitation, exploration, development and production activities. These activities are subject to numerous risks beyond our control, including the risk that we will not find any commercially productive natural gas or oil reservoirs. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or subject to varying interpretations. See “ — Risks Related to Our Business — Our reserve estimates depend on many assumptions that may turn out to be inconclusive, subject to varying interpretations or inaccurate” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or prevent drilling operations, including:

•                  unexpected drilling conditions;

•                  pressure or irregularities in geological formations;

•                  equipment failures or accidents;

•                  well blow-outs;

•                  fires and explosions;

•                  pipeline and processing interruptions or unavailability;

•                  title problems;

•                  adverse weather conditions;

•                  lack of market demand for natural gas and oil;

•                  delays in obtaining drilling permits from regulatory authorities

•                  delays imposed by or resulting from compliance with environmental and other regulatory requirements;

•                  shortages of or delays in the availability of drilling rigs and the delivery of equipment; and

•                  reductions in natural gas and oil prices.

Our future drilling activities may not be successful. Our drilling success rate overall and within a particular area could decline. We could incur losses by drilling unproductive wells. Also, we may not be able to obtain any contracts covering our lease rights in potential drilling locations. We cannot be sure that we will ever drill our identified potential drilling locations or that we will produce natural gas or oil from them or from any other potential drilling locations. Shut-in wells, curtailed production and other production interruptions may negatively impact our business and result in decreased revenues.

If natural gas and oil prices decrease, we may be required to record an impairment, which would reduce our stockholders’ equity.

We use the successful efforts method of accounting for costs related to our natural gas and oil properties. Accordingly, we capitalize the cost to acquire, explore for and develop gas and oil properties. Wells are evaluated on a field-by-field basis for impairment. We review our natural gas and oil properties on a field level when circumstances indicate that the capitalized costs, less accumulated depreciation, depletion and amortization or the carrying value of the property, may not be recoverable. If the carrying value of the property exceeds the expected future undiscounted cash flows, an amount equal to the excess of the carrying value over the fair value of the property, generally based upon discounted cash flow, is charged to expense. An impairment results in a non-cash charge to earnings which does not impact cash flow from operating activities, but does reduce our stockholders’ equity. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

Competition in the oil and gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do, which may adversely affect our ability to compete.

We operate in the highly competitive areas of oil and gas exploration, development and acquisition with a substantial number of other companies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

•                  acquiring desirable producing properties or new leases for future exploration;

•                  marketing our natural gas and oil production;

•                  integrating new technologies; and

•                  acquiring the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, managerial, technological and other resources substantially greater than ours. These companies may be able to pay more for exploratory prospects and productive oil and gas properties, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. To the extent our competitors are able to pay more for properties than we are, we will be at a competitive disadvantage. Further, many of our competitors may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties, and consummate transactions in this highly competitive environment.

We are subject to complex laws and regulations, including environmental regulations, that can have a material adverse effect on the cost, manner or feasibility of doing business.

Exploration for and the production and sale of oil and gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax and environmental laws and regulations, and requires various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we may not be able to conduct our operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any permits, may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Compliance costs are significant. Further, these laws and regulations, particularly in the Rocky Mountains and California, could change in ways that substantially increase our costs and associated liabilities. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. For example, matters subject to regulation and the types of permits required include:

•                  water discharge and disposal permits for drilling operations;

•                  drilling permits;

•                  drilling bonds;

•                  reclamation;

•                  spacing of wells;

•                  occupational safety and health;

•                  unitization and pooling of properties;

•                  air quality, noise levels and related permits;

•                  rights-of-way and easements;

•                  reports concerning operations to regulatory authorities;

•                  calculation and payment of royalties;

•                  gathering, transportation and marketing of gas and oil;

•                  taxation; and

•                  waste disposal.

Under these laws and regulations, we could be liable for:

•                  personal injuries;

•                  property damage;

•                  oil spills;

•                  discharge of hazardous materials;

•                  well reclamation costs;

•                  surface remediation and clean-up costs;

•                  fines and penalties;

•                  natural resource damages; and

•                  other environmental protection and damages issues.

Shortages of rigs, equipment, supplies and personnel could delay or otherwise adversely affect our cost of operations or our ability to operate according to our business plans.

If domestic drilling activity increases, particularly in the fields in which we operate, a general shortage of drilling and completion rigs, field equipment and qualified personnel could develop. As a result, the costs and delivery times of rigs, equipment and personnel could be substantially greater than in previous years. From time to time, including the present, these costs have sharply increased and could do so again. For example, in the second half of 2004 and first half of 2005, as energy prices increased significantly, we experienced higher costs for drilling rigs, equipment and personnel. The demand for and wage rates of qualified drilling rig crews generally rise in response to the increasing number of active rigs in service and could increase sharply in the event of a shortage. Shortages of drilling and completion rigs, field equipment or qualified personnel could delay, restrict or curtail our exploration and development operations, which could in turn harm our operating results.

Unless we replace, maintain or expand our natural gas and oil reserves, our reserves and production will decline, which could have a material adverse effect on our business, financial condition and results of operations.

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploitation, exploration, development and enhancement activities, or in acquiring properties containing proved reserves, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional proved reserves, and we may not be able to drill productive wells at acceptable costs.

Risks Relating to Ownership of Our Common Stock

The number of shares that will become or could become eligible for sale in the near future could adversely affect the future market for our common stock.

Sales of substantial amounts of previously restricted shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline, or could impair our ability to raise capital through the sale of additional common or preferred stock.

As of March 31, 2005, we had 34,706,437 shares of common stock outstanding, 11,053,011 shares of common stock were issuable upon conversion of our convertible debt and convertible preferred stock and 6,505,387 shares of common stock were issuable upon exercise of outstanding options and warrants. Included in these amounts are 2,875,000 shares of common stock and 1,437,500 shares of common stock issuable upon exercise of the Class A and Class B warrants that will be eligible for sale beginning June 10, 2005.  Also, all of our directors, executive officers and certain of our stockholders, holding approximately 17.5% shares of the outstanding shares of our common stock, are subject to agreements with our initial public offering underwriters or us that restrict their ability to sell or transfer their stock until June 20, 2005. Beginning June 20, 2005, the subject shares will be eligible for sale in the public market.

In accordance with the terms and conditions of the registration rights agreement dated December 12, 2002, holders of at least a 50% majority of our 6,560,809 shares of convertible preferred stock as of December 31, 2004 have a one-time right, commencing June 20, 2005, to demand that their shares of common stock issuable upon conversion of the convertible preferred stock be registered under the Securities Act. Also, commencing June 20, 2005, these holders may have the right to include their shares of common stock, subject to the consent of any underwriter, in registration statements that we may file, if any, to register shares of our common stock under the Securities Act for ourselves or other stockholders. We are also required commencing June 10, 2005 to file a registration statement for 3,000,000 shares of outstanding common stock and 1,500,000 shares of common stock issuable upon exercise of our class A and class B warrants under the Securities Act. The holders of these securities have agreed to certain restrictions on the transfer of their stock for a period ending June 20, 2005.

If our stockholders sell significant amounts of common stock in any public market that develops or exercise their registration rights and sell a large number of shares, the price of our common stock could be negatively affected. If we were to include shares held by those holders in a registration statement pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock or impede such an offering altogether.

Our stock price may be volatile, and your investment in our stock could decline in value.

In recent years, the stock market has experienced significant price and volume fluctuations. Our common stock may also experience volatility unrelated to our own operating performance for reasons that include:

•                  domestic and worldwide supplies and prices of and demand for natural gas and oil;

•                  political conditions in natural gas and oil producing regions;

•                  war and acts of terrorism;

•                  demand for our common stock;

•                  revenue and operating results failing to meet the expectations of securities analysts or investors in any particular quarter;

•                  changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•                  investor perception of our industry or our prospects;

•                  general economic trends;

•                  limited trading volume of our stock;

•                  changes in environmental and other governmental regulations;

•                  actual or anticipated quarterly variations in our operating results;

•                  our involvement in litigation;

•                  conditions generally affecting the oil and natural gas industry;

•                  the prices of oil and natural gas;

•                  announcements relating to our business or the business of our competitors;

•                  our liquidity; and

•                  our ability to obtain or raise additional funds.

Control by our executive officers and directors will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage our potential acquisition by third parties.

As of March 31, 2005, our executive officers and directors beneficially owned approximately 17.5% of the outstanding shares of our common stock. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Provisions in our articles of incorporation, bylaws and Maryland law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

Provisions of our articles of incorporation, bylaws and Maryland law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition.

Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•                  giving the board the exclusive right to fill all board vacancies;

•                  providing that special meetings of stockholders may only be called by the board pursuant to a resolution adopted by

•                  a majority of the board, either upon a motion or upon written request by holders of at least 66 2/3% of the voting power of the shares entitled to vote, or

•                  by our president;

•                  a classified board of directors;

•                  permitting removal of directors only for cause and with a super-majority vote of the stockholders; and

•                  prohibiting cumulative voting in the election of directors.

These provisions also could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

We are also subject to provisions of the Maryland General Corporation Law that prohibit business combinations with persons owning 10% or more of the voting shares of a corporation’s outstanding stock, unless the combination is approved by the board of directors prior to the person owning 10% or more of the stock, for a period of five years, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

Under the terms of our convertible preferred stock, we may not pay dividends on our common stock unless all accrued dividends on our convertible preferred stock have been paid. We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion.

There may be limited liquidity in the market for shares of our common stock.

There may be limited market for our shares and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. The price of shares of our common stock is highly volatile. Due to the low price of the securities, many brokerage firms may not effect transactions and may not deal with them as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our securities. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares covered by this prospectus. The Selling Stockholders will pay any underwriting discounts, commissions and expenses for brokerage, or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

SELLING STOCKHOLDERS

The Company will issue the common stock being offered by this reoffer prospectus upon the exercise of options to purchase common stock issued to the Selling Stockholders pursuant to the Company’s Plans. This prospectus covers possible sales by our officers, directors and affiliates of shares that they acquire through exercise of stock options granted under the Plans. Non-affiliates that are not named in this prospectus holding the lesser of 1,000 shares or one percent of the shares issuable under the Plans may use this prospectus to sell up to the lesser of 1,000 shares or one percent of the shares issuable under the Plans. Information regarding the Selling Stockholders, including the number of shares offered for sale, will be set forth in a prospectus supplement to the extent required. Of the 2,508,341 shares listed below covered by this prospectus, 186,056 shares of common stock covered by this prospectus are restricted securities that have been acquired by the Selling Stockholders pursuant to an “employee benefit plan” as that term is defined in Rule 405 of Regulation C under the Securities Act and 2,322,285 shares to be issued upon exercise of outstanding options pursuant to one of our employee benefit plans and are being registered for reoffers and resales by our executive officers or directors named in the table below. The Selling Stockholders may resell all, a portion, or none of the shares of common stock from time to time.

The address of each stockholder listed below is care of Warren Resources, Inc., 489 Fifth Avenue, New York, NY 10017.

Name of Selling Stockholder	Position with Warren Resources	Number of shares beneficially owned(1)	Number of shares covered by this prospectus	Number of shares to be beneficially owned if all shares offered are hereby sold(2)
Norman F. Swanton	Chairman & Chief Executive Officer	3,116,893	750,000	2,366,893
Timothy A. Larkin	Executive Vice President & Chief Financial Officer	585,750	535,750	50,000
Lloyd Davies	Executive Vice President & Director	125,000	125,000	0
Kenneth Gobble	Senior Vice President	200,000	200,000	0
David E. Fleming	Senior Vice President	150,000	140,000	10,000
Ellis G. Vickers	Senior Vice President	116,000	116,000	0
Stewart Skelly	Vice President	130,043	130,033	10
Jack B. King	Marketing	184,959	167,252	17,707
Steven Schoffman	Marketing	84,739	49,306	35,433
Chet Borgida	Director	43,000	40,000	3,000
Anthony Coelho	Director	90,000	60,000	30,000
Dominick D’Alleva	Director	90,521	45,000	45,521
Marshall Miller	Director	784,000	45,000	739,000
Thomas Noonan(3)	Director	53,333	45,000	8,333
Michael R. Quinlan	Director	138,000	60,000	78,000

Total		5,892,238	2,508,341	3,383,897

(1) The number of shares beneficially owned by the Selling Stockholders includes restricted stock, as well as shares of common stock beneficially owned by the Selling Stockholders as of March 31, 2005.  Of the total number of shares shown as beneficially owned, 5,807,499 shares are contractually restricted from sale until June 20, 2005.

(2) Assumes that the Selling Stockholder elects to sell all the shares of common stock held by the Selling Stockholder that are covered by this prospectus.

(3) Excludes 682,000 shares which are own by two trusts in which Mr. Noonan is a trustee but disclaims any beneficial interest.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered by us for the account of the Selling Stockholders.

The shares of common stock offered by this prospectus may be sold from time to time directly by or on behalf of the Selling Stockholders in one or more transactions on the Nasdaq Stock Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of these methods. The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. These brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares, or both. Compensation as to a particular broker or dealer may be in excess of customary commissions. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. If a Selling Stockholder is an employee, officer or director of the Company, he or she will be subject to the Company’s policies concerning trading and other transactions in the Company’s securities.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in one or more transactions, which may involve crosses or block transactions, including:

•                  on the Nasdaq Stock Market;

•                  in the over-the-counter market;

•                  in transactions otherwise than on the Nasdaq Stock Market or in the over-the-counter market;

•                  through the writing of options (including the issuance by the Selling Stockholders of derivative securities), whether the options or these other derivative securities are listed on an options or other exchange or otherwise;

•                  through the settlement of short sales; or

•                  any combination of the foregoing.

In connection with the sale of shares, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The Selling Stockholders may also sell the shares short and deliver these shares to close out short positions, or loan or pledge the shares to broker-dealers or other financial institutions that in turn may sell these shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

In connection with their sales, a Selling Stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. A Selling Stockholder who is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. Regulation M may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders and any other person. Furthermore, Regulation M may restrict, for a period of up to five business days prior to the commencement of the distribution, the ability of any person engaged in a distribution of shares of our common stock to engage in market-making activities with respect to these shares. All of the foregoing may affect the marketability of shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

To the extent required, the shares to be sold, the names of the persons selling the shares, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We are bearing all of the fees and expenses relating to the registration of the shares of common stock. Any underwriting discounts, commissions or other fees payable to broker-dealers or agents in connection with any sale of the shares will be borne by the Selling Stockholders. In order to comply with certain states’ securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained and complied with. Sales of the shares must also be made by the Selling Stockholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, Selling Stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the Selling Stockholders will sell all or a portion of the stock being offered hereby.

The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the Selling Stockholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

LEGAL MATTERS

David E. Fleming, Esq., our Senior Vice President, General Counsel and Corporate Secretary will pass upon the validity of the shares offered in this prospectus. As of the date of this prospectus, Mr. Fleming beneficially owns 10,000 shares of our common stock and holds options to acquire 140,000 shares of our common stock under our stock option plans.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

Information with respect to the oil and gas reserves associated with our oil and gas properties is derived from the report of Williamson Petroleum Consultants, Inc., independent consulting petroleum engineers, and has been incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

No dealer, salesman or any other person has been authorized in connection with this offering to give any information or to make any representations other than those contained in this prospectus. The prospectus does not constitute an offer or a solicitation in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof

TABLE OF CONTENTS

Where You Can Find More Information
Incorporation of Certain Information by Reference
Cautionary Note Regarding Forward-Looking Statements
Summary
Risk Factors
Transfer Agent and Registrar
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Experts

Warren Resources, Inc. has filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act with respect to the shares offered hereby. This prospectus omits certain information contained in the Registration Statement. The information omitted may be obtained from the Securities and Exchange Commission upon payment of the regular charge therefore.

2,508,341 Shares

Warren Resources, Inc.

Common Stock

REOFFER PROSPECTUS

May 26, 2005

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the SEC are incorporated by reference in this Registration Statement:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 17, 2005;

•                  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 12, 2005;

•                  The description of our common stock contained in our registration statement on Form 10 (File No. 000-33275) filed with the SEC pursuant to Section 12(g) of the Exchange Act on October 26, 2001, as amended; and

•                  All our other reports and other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such reports and other documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of common stock covered by this Registration Statement has been passed upon the Company by David E. Fleming, Esq., Senior Vice President, General Counsel and Corporate Secretary of the Company. As of the date of this Registration Statement, Mr. Fleming beneficially owns 10,000 shares of our common stock and holds options to acquire 140,000 shares of our common stock under our stock option plans.

Item 6. Indemnification of Directors and Officers.

The Maryland General Corporation Law allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

•                  the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•                  the person actually received an improper personal benefit in money, property or services; or

•                  in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

•                  by the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the board of directors designated to act in the matter;

•                  by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

•                  by the stockholders.

If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

A Maryland corporation may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. Unless limited by its articles of incorporation, a Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.

Our articles of incorporation provide that we shall indemnify each director or officer:

•                  to the fullest extent permitted by the Maryland General Corporation Law, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

•                  to the fullest extent permitted by the common law and by any statutory provision other than the Maryland General Corporation Law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

Additionally, our articles of incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the Maryland General Corporation Law, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.

In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

•                  to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

•                  to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.

We have entered into an indemnification agreement with each of our directors and officers against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of a proceeding as to which they may be indemnified. These indemnification agreements are intended to be in addition to any other rights that the indemnitee may have under our certificate of incorporation, bylaws and applicable law. In addition, we have purchased and maintain directors’ and officers’ liability insurance.

Item 7. Exemption from Registration Claimed.

The securities that are to be reoffered or resold pursuant to this Registration Statement were issued pursuant to our employee benefit plans in transactions that were exempt from registration under Rule 701 of the Securities Act.

Item 8. Exhibits.

Exhibit Number	Exhibit

4.1(2)	Specimen Common Stock Certificate

4.2(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007

4.3(1)	Form of Bond Certificate for 12% debentures due December 31, 2007

4.4(1)

Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015

4.5(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010

4.6(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015

4.11(3)	Form of Class A Common Stock Purchase Warrant

4.12(3)	Form of Class B Common Stock Purchase Warrant

4.13(4)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock

4.14(5)

Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated January 21, 2004

4.15(6)

Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated July 9, 2004

4.15(7)

Form of Subscription and Registration Rights Agreement dated November 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated November 30, 2004

4.16(8)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies

4.17	Articles of Incorporation of the Company (Incorporated by reference to our Form 10-K for year ended December 31, 2004, filed on March 15, 2005.)

4.18	Warren Resources, Inc. 2001 Stock Incentive Plan (originally filed as an Exhibit 10.3 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.19	Warren Resources, Inc. 2001 Key Employee Stock Incentive Plan (originally filed as an Exhibit 10.4 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.20

Warren Resources, Inc. 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (formerly “Petroleum Development Corporation”) (originally filed as an Exhibit 10.1 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.21

Amendment to 2000 Stock Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.) (originally filed as an Exhibit 10.2 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

5	Opinion of Counsel regarding legality of securities being registered.*

23.1	Consent of Counsel to the Company (included in Exhibit 5)

23.2	Consent of Grant Thornton LLP*

23.3	Consent of Williamson Petroleum Consultants, Inc.*

24	Powers of Attorney (included on the signature page of this registration statement).*

*                 Filed herewith

(1)  Incorporated by reference to the Company’s Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)  Incorporated by reference from Exhibit 4.1 of the Registrant’s Form 10-K for the year ended December 31, 2004, as filed on March 17, 2005.

(3)  Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(4)  Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(5)   Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(6)   Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(7)   Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed December 1, 2004.

(8)   Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.

Item 9. Undertakings.

(a)   The undersigned Company undertakes:

1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act and are incorporated by reference to the registration statement.

2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933,  the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned,  thereunto duly authorized, in the City of New York, State of New York, on this 26th day of May 2005.

WARREN RESOURCES, INC.

By:	/s/ Norman F. Swanton

Norman F. Swanton
Chairman and Chief Executive Officer

Each person whose signature appears below as a signatory to this registration statement constitutes and appoints Norman F. Swanton and Timothy A. Larkin, or either one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-

fact and agent or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated, in multiple counterparts with the effect of one original.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on May 26, 2005.

Signatures	Title

/s/ Norman F. Swanton	President, Chairman of the Board and Chief Executive Officer
Norman F. Swanton

/s/ Timothy A. Larkin	Executive Vice President and Chief Financial Officer
Timothy A. Larkin

/s/ Dominick D’Alleva	Director
Dominick D’Alleva

/s/ Chet Borgida	Director
Chet Borgida

/s/ Anthony L. Coelho	Director
Anthony L. Coelho

/s/ Lloyd G. Davies	Director
Lloyd G. Davies

/s/ Marshall R. Miller	Director
Marshall R. Miller

/s/ Thomas G. Noonan	Director
Thomas G. Noonan

/s/ Michael R. Quinlan	Director
Michael R. Quinlan

EXHIBIT INDEX

Exhibit Number	Exhibit

4.1(2)	Specimen Common Stock Certificate

4.2(1)	Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated December 1, 2000 regarding 12% debentures due December 31, 2007

4.3(1)	Form of Bond Certificate for 12% debentures due December 31, 2007

4.4(1)

Indenture between Warren Resources, Inc. and Continental Stock Transfer and Trust Company, as Trustee, dated February 1, 1999 regarding 13.02% sinking fund convertible bonds due December 31, 2010 and December 31, 2015

4.5(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2010

4.6(1)	Form of Bond Certificate for 13.02% debentures due December 31, 2015

4.11(3)	Form of Class A Common Stock Purchase Warrant

4.12(3)	Form of Class B Common Stock Purchase Warrant

4.13(4)	Form of Registration Rights Agreement dated December 12, 2002 by and between Warren Resources, Inc. and the Investors in the Series A 8% Cumulative Convertible Preferred Stock

4.14(5)

Form of Subscription and Registration Rights Agreement dated February 3, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated January 21, 2004

4.15(6)

Form of Subscription and Registration Rights Agreement dated July 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated July 9, 2004

4.15(7)

Form of Subscription and Registration Rights Agreement dated November 30, 2004 by and between Warren Resources, Inc. and the Accredited Investors in Warren Resources, Inc.’s private placement dated November 30, 2004

4.16(8)	Form of Contribution Agreement by and between Warren Resources, Inc. and various Delaware limited liability companies

4.17	Articles of Incorporation of the Company (Incorporated by reference to our Form 10-K for year ended December 31, 2004, filed on March 15, 2005.)

4.18	Warren Resources, Inc. 2001 Stock Incentive Plan (originally filed as an Exhibit 10.3 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.19	Warren Resources, Inc. 2001 Key Employee Stock Incentive Plan (originally filed as an Exhibit 10.4 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.20

Warren Resources, Inc. 2000 Equity Incentive Plan for Employees of Warren E&P, Inc. (formerly “Petroleum Development Corporation”) (originally filed as an Exhibit 10.1 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

4.21

Amendment to 2000 Stock Incentive Plan for Employees of Warren E&P, Inc. (formerly Petroleum Development Corporation, a wholly owned subsidiary of Warren Resources, Inc.) (originally filed as an Exhibit 10.2 to the Form 10 Registration Statement filed October 26, 2001, File No. 000-33275).

5	Opinion of Counsel regarding legality of securities being registered.*

23.1	Consent of Counsel to the Company (included in Exhibit 5)

23.2	Consent of Grant Thornton LLP*

23.3	Consent of Williamson Petroleum Consultants, Inc.*

24	Powers of Attorney (included on the signature page of this registration statement).*

*                 Filed herewith

(1)  Incorporated by reference to the Company’s Registration Statement on Form 10, Commission File No. 000-33275, filed on October 26, 2001.

(2)  Incorporated by reference from Exhibit 4.1 of the Registrant’s Form 10-K for the year ended December 31, 2004, as filed on March 17, 2005.

(3)  Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, Commission File No. 000-33275, filed on March 15, 2004.

(4)  Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on December 17, 2002.

(5)   Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed on February 11, 2004.

(6)   Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 000-33275, filed on August 16, 2004.

(7)   Incorporated by reference to the Company’s Current Report on Form 8-K, Commission File No. 000-33275, filed December 1, 2004.

(8)   Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 000-33275, filed on August 13, 2003.